SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                              ---------------------

                                  SCHEDULE 13-D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         COMMUNITY BANCORP OF NEW JERSEY
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    20343B109
                                 (CUSIP Number)

                            Robert A. Schwartz, Esq.
                         Windels Marx Lane & Mittendorf
                120 Albany Street Plaza, New Brunswick, NJ 08901
                                 (732) 846-7600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                January 20, 2003
                                ----------------
             (Date of Event Which Requires Filing of This Statement)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.         20343B109
--------------------------------------------------------------------------------

1. NAME OF REPORTING PERSONS - I.R.S. NO. OF ABOVE PERSONS (entities only):

                 Lewis Wetstein
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
         (a)   [ ]
         (b)   [ ]
--------------------------------------------------------------------------------
3. SEC USE ONLY:

--------------------------------------------------------------------------------
4. SOURCE OF FUNDS:

         PF
--------------------------------------------------------------------------------
5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E):

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

              USA
--------------------------------------------------------------------------------
NUMBER  OF
SHARES            7.       SOLE VOTING POWER:                163,920
BENEFICIALLY  ------------------------------------------------------------------
OWNED BY          8.       SHARED  VOTING POWER:                 214
EACH       ---------------------------------------------------------------------
REPORTING         9.       SOLE DISPOSITIVE POWER:           163,920
PERSON    ----------------------------------------------------------------------
WITH             10.      SHARED DISPOSITIVE POWER:              214
--------------------------------------------------------------------------------

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

            164,134
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
            [   ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

         5.13%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON:

          IN
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  Schedule 13D
                    Under the Securities Exchange Act of 1934


Item 1.           Security and Issuer:

                  Common Stock, no par value, Community Bancorp of New Jersey
                  --------------------------------------------------------------
Item 2.           Identity and Background:

                  (a)      Lewis Wetstein, M.D. 143 South Street Freehold, NJ
                           07728

                  (c)      Thoracic Surgeon Lewis Wetstein, M.D. Freehold, NJ
                           07728

                  (d)      No.

                  (e)      No.

                  (f)      American
                  --------------------------------------------------------------
Item 3.           Source and Amount of Funds or Other Consideration:

                  Personal funds; various amounts since inception of Company.
                  --------------------------------------------------------------
Item 4.           Purpose of Transaction:

                  Personal investment.
                  --------------------------------------------------------------
Item 5.           Interest in Securities of the Issuer:

                  (a) Aggregate number of securities beneficially owned by person named in Item 2 (Lewis Wetstein) - 164,134 or 5.13%. Of that amount, 28,536 are held as stock options exercisable within 60 days.

                  (b)      Sole power to vote -               163,920
                           Shared power to vote -             214
                           Sole power to dispose -            163,920
                           Shared power to dispose - 214

                  (c) Transactions effected during the past sixty days - Brokered purchases of shares, held directly, as follows:
                                    1/17/03 - 1,000 shares of common stock at $19.00 per share; 3/11/03 - 1,000 shares of common stock at $17.50 per share.

                  (d) N/A

                  (e) N/A
                  --------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

                  None
                  --------------------------------------------------------------

Item 7.           Material to be Filed as Exhibits:

                  None
                  --------------------------------------------------------------



                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


/s/Lewis Wetstein
-----------------
Name: Lewis Wetstein
Title:
Dated: March 19, 2003